Exhibit 99.1

InMode Reports Third Quarter 2025 Financial Results: Quarterly Revenue of $93.2 Million, 78%
Gross Margins

YOKNEAM, Israel, November 5, 2025 - InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Highlights:

● Quarterly GAAP revenues of $93.2 million, compared to $130.2 million in the third quarter of 2024, which included $31.9 million of pre-order sales.
●     Quarterly revenues from consumables and service of $19.9 million, an increase of 26% compared to the third quarter of 2024.
●      GAAP operating income of $20.9 million. *Non-GAAP operating income was $23.6 million.
●      Total cash position of $532.3 million as of September 30, 2025, including cash and cash equivalents, marketable securities and short-term bank deposits.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q3 2025	Q3 2024
Revenues	$93,165	$130,232 (including $31.9M of pre-order sales)
Gross Margins	78%	82%
Net Income	$21,863	$50,990
Earnings per Diluted Share	$0.34	$0.65

*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q3 2025	Q3 2024
Gross Margins	78%	82%
Net Income	$24,532	$54,971
Earnings per Diluted Share	$0.38	$0.70

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

Management Comments

“The third quarter progressed in line with our expectations, even as broader economic conditions continued to present challenges,” said Moshe Mizrahy, Chief Executive Officer of InMode. “Consumer sentiment remains cautious, and global uncertainties persist. Nonetheless, our team remains focused, executing with discipline and investing in the strategic areas that will fuel our long-term trajectory.

“On the corporate front, we are excited to welcome Michael Dennison as our new President of North America.  Michael has been with InMode since 2018 and his proven leadership and industry expertise will be instrumental in advancing our regional strategy, deepening customer engagement, and supporting InMode’s sustainable growth,” Mizrahy concluded.

Yair Malca, Chief Financial Officer of InMode, added, “Gross margins in the third quarter were in line with expectations and reflected our proactive planning around tariff impacts.”

Third Quarter 2025 Financial Results

Total revenues for the third quarter of 2025 were $93.2 million.  In the third quarter of 2024, revenues were $130.2 million (including $31.9 million in revenue from first half of 2024 pre-orders).

GAAP and a *non-GAAP gross margin for the third quarter was 78%, compared to a gross margin of 82% for the third quarter of 2024.

GAAP operating margin for the third quarter of 2025 was 22%, compared to 37% in the third quarter of 2024. *Non-GAAP operating margin for the third quarter of 2025 was 25%, compared to 40% for the third quarter of 2024.

GAAP operating margin for the nine months ended September 30, 2025, was 22% compared to 29% for the same period in 2024. *Non-GAAP operating margin for the nine months ended September 30, 2025, was 26% compared to 33% for the same period in 2024. The decline in operating margins across both the quarterly and year-to-date periods primarily reflects lower sales in the U.S., which is the company’s most profitable region.

InMode reported GAAP net income of $21.9 million, or $0.34 per diluted share, in the third quarter of 2025, compared to $51.0 million, or $0.65 per diluted share, in the third quarter of 2024. On a *non-GAAP basis, InMode reported net income of $24.5 million, or $0.38 per diluted share, in the third quarter of 2025, compared to $55.0 million, or $0.70 per diluted share, in the third quarter of 2024.

As of September 30, 2025, InMode had cash and cash equivalents, marketable securities and short-term bank deposits of $532.3 million.

2025 Financial Outlook

Management provided an outlook for the full year of 2025 ending December 31, 2025. Based on our current estimates, management expects:

●	Revenues remain the same as in previous guidance between $365 million to $375 million

●	*Non-GAAP gross margin remains the same as in previous guidance between 78% and 80%

●	*Non-GAAP income from operations remains the same as in previous guidance to be between $93 million and $98 million

●	*Non-GAAP earnings per diluted share remain the same as in previous guidance between $1.55 to $1.59

This outlook is not a guarantee of future performance, and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

The Current Situation in Israel

Regarding the current situation in Israel, on October 10, 2025, a new cease-fire agreement between Hamas and Israel began, and the hostilities have formally paused after two years of conflicts. The scope and severity of ongoing conflicts in Gaza, Northern Israel, Lebanon, Iran, and the broader region are unpredictable and could escalate any time. To date, our operations have not been materially affected. We continue to monitor political and military developments closely and examine the consequences for our operations and assets.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer will host a conference call today, November 5, 2025, at 8:30 a.m. Eastern Time to discuss the third quarter 2025 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10202681/ffd9babcf8. Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.
For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=JfIdKlTZ
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a link on InMode's website at https://inmodeinvestors.com/events-presentations/. A replay of the conference call will be available from November 5, 2025, at 12 p.m. Eastern Time to November 19, 2025, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 1-855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 2676014

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodeinvestors.com/events-presentations/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode's future financial or operating performance, including the 2025 revenue projection described above. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 4, 2025, and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
REVENUES	93,165	130,232	266,641	296,965
COST OF REVENUES	20,856	24,055	56,971	57,536
GROSS PROFIT	72,309	106,177	209,670	239,429
OPERATING EXPENSES:
Research and development	3,543	3,254	9,810	10,470
Sales and marketing	44,970	51,863	132,171	136,713
General and administrative	2,899	2,799	8,293	7,579
TOTAL OPERATING EXPENSES	51,412	57,916	150,274	154,762
OPERATIONS INCOME	20,897	48,261	59,396	84,667
Finance income, net	4,721	9,918	19,642	26,592
INCOME BEFORE INCOME TAXES	25,618	58,179	79,038	111,259
INCOME TAXES	3,755	7,189	12,232	12,755
NET INCOME	21,863	50,990	66,806	98,504

EARNINGS PER SHARE:
Basic	0.35	0.66	1.03	1.20
Diluted	0.34	0.65	1.02	1.19
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	63,291	77,022	65,072	81,795
Diluted	63,868	77,908	65,727	83,016

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	September 30, 2025	December 31, 2024
Assets
CURRENT ASSETS:
Cash and cash equivalents	252,437	155,329
Marketable securities	121,518	267,688
Short-term bank deposits	158,353	173,455
Accounts receivable, net of allowance for credit losses	38,095	36,335
Prepaid expense and other receivables	24,485	22,097
Inventories	71,403	59,548
TOTAL CURRENT ASSETS	666,291	714,452
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for credit losses	2,350	3,176
Deferred income tax asset	54,104	56,285
Operating lease right-of-use assets	8,922	8,732
Property and equipment, net	2,238	2,322
Other investments	700	700
TOTAL NON-CURRENT ASSETS	68,314	71,215
TOTAL ASSETS	734,605	785,667
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	16,723	13,782
Contract liabilities	15,099	16,755
Other liabilities	36,508	39,314
TOTAL CURRENT LIABILITIES	68,330	69,851
NON-CURRENT LIABILITIES:
Contract liabilities	3,126	3,336
Other liabilities	4,171	3,356
Operating lease liabilities	5,593	5,311
TOTAL NON-CURRENT LIABILITIES	12,890	12,003
TOTAL LIABILITIES	81,220	81,854

TOTAL SHAREHOLDERS’ EQUITY	653,385	703,813
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	734,605	785,667

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	21,863	50,990	66,806	98,504
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	156	138	521	480
Share-based compensation expenses	2,696	3,981	8,632	13,122
Change in allowance for credit losses of trade receivable	106	130	159	414
Loss on marketable securities, net	11	29	14	170
Finance expenses (income), net	3,147	3,863	1,260	(5,934)
Deferred income taxes	602	35	2,064	(58)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(2,353)	(2,570)	(1,094)	1,924
Increase in other receivables	(147)	(860)	(2,403)	(7,577)
Increase in inventories	(3,293)	(5,657)	(11,855)	(13,189)
Increase (decrease) in accounts payable	(759)	(1,235)	2,941	347
Increase (decrease) in other liabilities	564	11,722	(2,596)	6,160
Increase (decrease) in contract liabilities (current and non-current)	1,874	(26,517)	(1,866)	5,859
Net cash provided by operating activities	24,467	34,049	62,583	100,222
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(153,904)	(78,390)	(178,904)	(164,687)
Proceeds from short-term deposits	103,390	138,140	189,687	151,640
Purchase of fixed assets	(134)	(77)	(438)	(435)
Purchase of marketable securities	-	(90,820)	(20,877)	(276,513)
Proceeds from sale of marketable securities	14,211	22,233	17,214	69,608
Proceeds from maturity of marketable securities	48,105	122,969	152,127	304,777
Net cash provided by investing activities	11,668	114,055	158,809	84,390
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	-	(76,556)	(127,444)	(165,536)
Exercise of options	249	565	1,248	1,194
Net cash provided by (used in) financing activities	249	(75,991)	(126,196)	(164,342)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(184)	728	1,912	157
NET INCREASE IN CASH AND CASH EQUIVALENTS	36,200	72,841	97,108	20,427

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	216,237	91,997	155,329	144,411
CASH AND CASH EQUIVALENTS AT END OF PERIOD	252,437	164,838	252,437	164,838

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,				Nine months ended September 30,
	2025		2024		2025		2024
Revenues by Category:

Capital Equipment revenues - United States	45,203	49%	85,734	66%	115,398	44%	151,392	51%
Capital Equipment revenues - International	28,063	30%	28,662	22%	91,329	34%	86,191	29%
Total Capital Equipment revenues	73,266	79%	114,396	88%	206,727	78%	237,583	80%
Consumables and service revenues	19,899	21%	15,836	12%	59,914	22%	59,382	20%
Total Revenue	93,165	100%	130,232	100%	266,641	100%	296,965	100%

	Three months ended September 30,						Nine months ended September 30,
	2025			2024			2025			2024
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	75	76	75	95	77	90	79	79	80	90	82	88
Hands-Free	2	1	2	4	3	4	3	2	2	7	3	5
Non-Invasive	23	23	23	1	20	6	18	19	18	3	15	7
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30, 2025			Three months ended September 30, 2024
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	93,165	-	93,165	130,232	-	130,232
COST OF REVENUES	20,856	(343)	20,513	24,055	(481)	23,574
GROSS PROFIT	72,309	343	72,652	106,177	481	106,658
OPERATING EXPENSES:
Research and development	3,543	(274)	3,269	3,254	(890)	2,364
Sales and marketing	44,970	(1,804)	43,166	51,863	(2,300)	49,563
General and administrative	2,899	(275)	2,624	2,799	(310)	2,489
TOTAL OPERATING EXPENSES	51,412	(2,353)	49,059	57,916	(3,500)	54,416
OPERATIONS INCOME	20,897	2,696	23,593	48,261	3,981	52,242
Finance income, net	4,721	-	4,721	9,918	-	9,918
INCOME BEFORE INCOME TAXES	25,618	2,696	28,314	58,179	3,981	62,160
INCOME TAXES	3,755	27	3,782	7,189	-	7,189
NET INCOME	21,863	2,669	24,532	50,990	3,981	54,971

EARNINGS PER SHARE:
Basic	0.35		0.39	0.66		0.71
Diluted	0.34		0.38	0.65		0.70
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	63,291		63,291	77,022		77,022
Diluted	63,868		64,531	77,908		78,548

	Nine months ended September 30, 2025			Nine months ended September 30, 2024
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	266,641	-	266,641	296,965	-	296,965
COST OF REVENUES	56,971	(987)	55,984	57,536	(1,361)	56,175
GROSS PROFIT	209,670	987	210,657	239,429	1,361	240,790
OPERATING EXPENSES:
Research and development	9,810	(783)	9,027	10,470	(1,877)	8,593
Sales and marketing	132,171	(6,096)	126,075	136,713	(9,007)	127,706
General and administrative	8,293	(766)	7,527	7,579	(877)	6,702
TOTAL OPERATING EXPENSES	150,274	(7,645)	142,629	154,762	(11,761)	143,001
OPERATIONS INCOME	59,396	8,632	68,028	84,667	13,122	97,789
Finance income, net	19,642	-	19,642	26,592	-	26,592
INCOME BEFORE INCOME TAXES	79,038	8,632	87,670	111,259	13,122	124,381
INCOME TAXES	12,232	(628)	11,604	12,755	-	12,755
NET INCOME	66,806	9,260	76,066	98,504	13,122	111,626

EARNINGS PER SHARE:
Basic	1.03		1.17	1.20		1.36
Diluted	1.02		1.15	1.19		1.34
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	65,072		65,072	81,795		81,795
Diluted	65,727		66,199	83,016		83,536